Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli ViryaNet 508-490-8600, ext 3038 albert.gabrielli@viryanet.com	Jack McAvoy ViryaNet 508-490-8600, ext 3090 jack.mcavoy@viryanet.com

VIRYANET COMPLETES SUBSCRIPTION OF PRIVATE PLACEMENT FOR  APPROXIMATELY $2.2M

Participation includes strategic investment from Vertex and investment from Infinity

Southborough, Mass. — November 10, 2003 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has signed definitive agreements for a private placement of the Company’s Ordinary Shares with Vertex Venture Capital Israel and FBR Infinity Venture Fund, as well as with a group of private investors. The closing of this investment is subject to the Company’s shareholders’ approval as presented in Item 6 of the Company’s recent proxy filing for its annual shareholders’ meeting scheduled for November 26, 2003.

Vertex Venture Capital Israel manages $650 million in venture capital in Israel and Europe, and will provide ViryaNet with access to its strategic investors in the Far East. FBR Infinity Venture Fund is a US/Israeli venture capital fund that manages over $200 million and 40 portfolio companies and is affiliated with Clal, a current shareholder of the Company.

Under the terms of the agreement, if the full investment is consummated, the Company will issue 554,509 Ordinary Shares at a price of $4.036 per share. The price per share was determined to be the average of the closing price of the Company’s shares in the 25 trading days preceding the signing of the agreements. The investors will also receive warrants to purchase up to 84,644 Ordinary Shares of the Company at an exercise price of $6.61 per share. The exercise price per share of the warrants was determined to be the closing price of the Company’s shares on the day prior to the signing of the agreements. The funds, if received, will be used for general corporate purposes, to strengthen the Company’s liquidity and financial flexibility, and to support future growth opportunities.

If issued, the Ordinary Shares will not be registered under the Securities Act of 1933, and may not be subsequently offered or sold by the investors without registration or an applicable exemption from the registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the Ordinary Shares from this transaction within six months, subject to certain terms and conditions.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other service industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

About Vertex

Vertex Venture Capital Israel manages $650 million in venture capital in Israel and Europe and is part of the International Vertex Venture Holdings (VVH). VVH manages over $1 billion in venture capital and has offices in the USA, UK, Israel, Denmark, Singapore, Taiwan, Hong Kong and China. Vertex Venture Capital Israel invests in seed and early stage Israeli technology-intensive companies with real market growth potential and promising entrepreneurs.

Vertex Venture Capital Israel’s strategic investors include Singapore Technologies, one of the leading technology concerns in Singapore, Israel Discount Capital Markets and Investments, Creative Technology, Nomura International, JAFCO, NTT, Hitachi, Seiko Instruments, Nikko Capital, Murata, SCP Private Equity Partners and Mellon Ventures.

For more information, please visit the Vertex website at www.vertex.co.il.

About Infinity

FBR Infinity is a leading US/Israel venture capital fund with an American and Israeli management team based in New York, Washington DC and Tel Aviv, managing over $200 million and 40 portfolio companies including companies from a previous fund, Nitzanim, and the private venture holding of the Clal Group, one of Israel’s leading holding companies.

Infinity’s success has warranted the investment of a prestigious group of investing partners including: GE Asset Management, DaimlerChrysler, Friedman Billings Ramsey (FBR) and Clal. Infinity’s relationship with FBR (a full service Investment Bank) and GE gives the Fund a strong network in the US market; while the General Partnership with Clal/IDB, gives the Fund access to an extensive network of public and private companies in Israel.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2003, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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